Supplement Filed Pursuant to Rule 253(g)(2)

File No. 024-11773

SUPPLEMENT DATED FEBRUARY 1, 2022

TO OFFERING CIRCULAR

DATED MAY 11, 2022

FUTURE PEARL LABS, INC.

This document supplements, and should be read in conjunction with, the Offering Circular dated February 1, 2022 of Future Pearl Labs, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated February 1, 2022 is available HERE.

The purpose of this supplement is to increase the minimum investment in the offering to $499.51, or 209 shares of Non-voting Common Stock, effective immediately.

Offering Terms

Securities Offered To Investors	Maximum of 2,008,368 shares of Common Stock, comprised of 1,673,640 shares of Common Stock for sale to investors, plus up to 334,728 Bonus Shares of Common Stock.
Minimum Investment	$499.51 or 209 shares of Common Stock
Securities outstanding before the Offering:
Common Stock	593,863 shares
Class F Stock	2,585,904 shares
Preferred Stock	0 shares
Securities outstanding after the Offering (assuming the maximum offering amount is sold):
Common Stock	4,594,271 (includes 1,673,640 shares, plus up to 334,728 Bonus Shares)
Class F Stock	2,585,904 shares
Preferred Stock	0 shares
Irrevocable Proxy	Investors in this offering will grant an irrevocable voting proxy to our President, James Jordan, that will limit their ability to vote their shares until the occurrence of certain events specified in the proxy, none of which may ever occur.
Use of Proceeds	The proceeds of this offering will be used for product development, personnel, general overhead, and marketing.

Plan of Distribution and Selling Security Holders

Subscription Procedure

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, ACH, credit card, or debit card only, checks will not be accepted. Upon acceptance of the investors’ subscriptions, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this offering is $499.51, or 209 shares of Common Stock.

Investors will be required to subscribe to the Offering via the third-party platform managed by Wax, Inc. and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).